EXHIBIT 99.1

Alvotech Accepts Offer to Sell its Subsidiary in Hannover, Germany

Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, announced today that it has accepted the offer of a subsidiary of Light Curve Capital Holdings Pte. Ltd for all shares of Alvotech's subsidiary, Alvotech Hannover GmbH.

Alvotech Hannover GmbH, which operates laboratories in Hannover, Germany specializes in providing analytical protein characterization. Alvotech has developed the capability to perform these analytical methods in its R&D facilities in Iceland.

The transaction is subject to customary closing conditions, to be completed in early 2024.

CONTACTS
Alvotech Investor Relations
Benedikt Stefansson
alvotech.ir[at]alvotech.com